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                                                                      Exhibit 99

 CAUTIONARY STATEMENTS PURSUANT TO THE SECURITIES LITIGATION REFORM ACT OF 1995

We wish to inform our investors of the following important factors that in some cases have affected, and in the future could affect, our results of operations and that could cause such future results of operations to differ materially from those expressed in any forward looking statements made by us or on our behalf. Disclosure of these factors is intended to permit us to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. We have discussed many of these factors in prior SEC filings. Though we have attempted to list comprehensively these important cautionary factors, we wish to caution investors that other factors may in the future prove to be important in affecting our results of operations.

Our business is highly cyclical and seasonal.
Historically, sales of our products have been subject to cyclical variations caused by changes in general economic conditions. The demand for our products reflects the capital investment decisions of our customers, which depend upon the general economic conditions of the markets that our customers serve, including, particularly, the construction and industrial sectors of the North American and European economies. During periods of expansion in construction and industrial activity, we generally have benefited from increased demand for our products. Conversely, downward economic cycles in construction and industrial activities result in reductions in sales and pricing of our products, which may reduce our profits and cash flow. During economic downturns, customers also tend to delay purchases of new products. In addition, our business is highly seasonal with the majority of our sales occurring in the spring and summer months which constitute the traditional construction season. The cyclical and seasonal nature of our business could at times adversely affect our liquidity and ability to borrow under our credit facilities.

Our customer base is consolidated and a relatively small number of customers account for a majority of our sales.
Our principal customers are equipment rental companies that purchase our equipment and rent it to end-users. In recent years, there has been substantial consolidation among rental companies, particularly in North America, which is our largest market. A limited number of these companies accounts for a substantial majority of our sales. Some of these large customers are burdened by substantial debt and have limited liquidity, which has recently constrained their ability to purchase additional equipment and has contributed to their decisions to significantly reduce capital spending. Purchasing patterns by some of these large customers also can be erratic with large volume purchases during one period followed by periods of limited purchasing activity. Any substantial change in purchasing decisions by one or more of our major customers, whether due to actions by our competitors, customer financial constraints or otherwise, could have an adverse effect on our business. In addition, the reduction of the number of customers has increased competition, in particular on the basis of pricing.

We are significantly leveraged and our credit facilities impose operating and financial limitations.
We are significantly leveraged and substantially all of our assets are subject to liens to secure our outstanding indebtedness. We will require substantial amounts of cash to fund scheduled payments of principal and interest on our indebtedness, future capital expenditures, and any increased working capital requirements. Our ability to make scheduled payments on our debt obligations will depend upon our future operating performance and, if we do not generate sufficient cash from our operations, on our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our obligations, we will need to refinance, obtain additional financing or sell assets.



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The covenants under our credit facilities impose operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

    -   incur additional indebtedness;
    -   pay dividends or make other distributions;
    -   make investments or repurchase our stock;
    -   consolidate, merge or sell all or substantially all of our assets; and
    -   enter into transactions with affiliates.

In addition, our credit facilities require us to maintain specified financial ratios. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of these covenants or our inability to maintain the required financial ratios could result in a default on our indebtedness. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and could proceed against any collateral securing that indebtedness.


Our customers need financing to purchase our products, which exposes us to additional credit risk.
Availability and cost of financing are significant factors that affect demand for our products. Many of our customers can purchase equipment only when financing is available to them at a reasonable cost. Some of our customers are unable to obtain all of the financing needed to fully fund their entire demand of our equipment from banks or other third-party credit providers. We offer a variety of financing programs and terms to our customers. These include open account sales, installment sales, finance leases, and guarantees or other credit enhancements of financing provided to our customers by third parties. Our financing transactions expose us to credit risk, including the risk of default by customers and any disparity between the cost and maturity of our funding sources and the yield and maturity of financing that we provide to our customers. We believe that our customers are most likely to seek financing from us in down economic cycles, which increases our risk in providing this financing.

We may not be able to satisfy all credit requests by our customers.
Due to our size and capital constraints, we may not be able to fund or otherwise satisfy all credit requests by our customers, which could adversely affect our future sales. Our ability to continue to meet customer credit needs depends largely on our ability to generate funds by monetizing finance receivables, either by selling them to a third party or by getting a loan from a third party secured by such finance receivables, or our ability through credit enhancements or otherwise to induce third parties to extend credit to our customers. Factors that may affect our prospects for completing such monetization transactions include the credit quality and customer concentration of our existing and future portfolios of finance receivables, market availability for such transactions, and current and potential changes in accounting rules that may impact the accounting treatment of monetization transactions. As with financing provided by third parties in which we offer credit enhancement, in some monetizations of finance receivables, we expect the third party to have limited recourse to us. If we are unable to generate funds through these or other types of monetization transactions, or otherwise induce third parties to satisfy customer credit demands, we may be unable to sustain our future business plan.

We may experience credit losses in excess of our allowances and reserves for doubtful accounts.
We evaluate the collectibility of open accounts and finance receivables based on a combination of factors and establish reserves based on our estimates of potential losses. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. Additional reserves are established based upon our perception of the quality of the current receivables, the current financial position of our customers and past experience of collectibility. Our finance receivables portfolio has grown rapidly and our historical loss experience is limited and therefore may not necessarily be indicative of future loss experience. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances would be required.



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We operate in a highly competitive industry.
We compete in a highly competitive industry. To compete successfully, our products must excel in terms of quality, price, breadth of product line, efficiency of use and maintenance costs, safety and comfort, and we must also provide excellent customer service. The greater financial resources of certain of our competitors and their ability to provide additional customer financing or pricing discounts may put us at a competitive disadvantage. In addition, the greater financial resources or the lower amount of debt of certain of our competitors may enable them to commit larger amounts of capital in response to changing market conditions. Certain competitors also may have the ability to develop product or service innovations that could put us at a disadvantage. If we are unable to compete successfully against other manufacturers of access equipment, we could lose customers and our revenues may decline. There can also be no assurance that customers will continue to regard our products favorably, that we will be able to develop new products that appeal to customers, that we will be able to improve or maintain our profit margins on sales to our customers or that we will be able to continue to compete successfully in the access equipment segment.

Our international operations are subject to a variety of potential risks. International operations represent a significant portion of our business. For fiscal 2003, approximately 27% of our revenues were derived from sales outside the United States. We expect revenues from foreign markets to continue to represent a significant portion of our total revenues. Outside the United States, we operate a manufacturing facility in Belgium and 20 sales and services facilities elsewhere. We also sell domestically manufactured products to foreign customers.

Our international operations are subject to a number of potential risks in addition to the risks of our domestic operations. Such risks include, among others:

    -   currency exchange controls;
    -   labor unrest;
    -   differing, and in many cases more stringent, labor regulations;
    -   differing protection of intellectual property;
    -   regional economic uncertainty;
    -   political instability;
    -   restrictions on the transfer of funds into or out of a country;
    -   export duties and quotas;
    -   domestic and foreign customs and tariffs;
    -   current and changing regulatory environments;
    -   difficulty in obtaining distribution support;
    -   difficulty in staffing and managing widespread operations;
    -   differences in the availability and terms of financing; and
    -   potentially adverse tax consequences.

These factors may have an adverse effect on our international operations, or on the ability of our international operations to repatriate earnings to us, in the future.

Our strategy to expand our worldwide market share and decrease costs includes strengthening our international distribution capabilities and sourcing basic components in foreign countries, in particular in Europe. Implementation of this strategy may increase the impact of the risks described above, and we cannot assure you that such risks will not have an adverse effect on our business, results of operations or financial condition.

Our products involve risks of personal injury and property damage, which expose us to potential liability.
Our business exposes us to possible claims for personal injury or death and property damage resulting from the use of equipment that we rent or sell. We maintain insurance through a combination of self-insurance retentions and excess insurance coverage. We monitor claims and potential claims of which we become aware and establish accrued liability reserves for the self-insurance amounts based on our liability estimates for such claims. We cannot give any assurance that existing or future claims will not exceed our estimates for self-insurance or the amount of our

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excess insurance coverage. In addition, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that our insurers would not require us to increase our self-insurance amounts.

We may be subject to unanticipated litigation.
We have occasionally been subject to various legal proceedings and claims, including those with respect to intellectual property and shareholder litigation, which have involved significant unbudgeted expenditures. The costs and other effects of any future, unanticipated legal or administrative proceedings may be significant.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages and price increases.
In the manufacture of our products, we use large amounts of raw materials and processed inputs including steel, engine components, copper and electronic controls. We obtain raw materials and certain manufactured components from third-party suppliers. To reduce material costs and inventories, we rely on supplier arrangements with preferred vendors as a sole source for "just-in-time" delivery of many raw materials and manufactured components. Because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers, including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies or other natural disasters, may adversely affect our ability to satisfy our customers on a timely basis and thereby affect our financial performance. This risk increases as we continue to change our manufacturing model to more closely align production with customer orders. In addition, recently, market prices of some of the raw materials we use (such as steel) have increased significantly. If we are not able to pass raw material or component price increases on to our customers, our margins could be adversely affected.

If the economy or capital goods market worsens, the cost saving efforts we have implemented may not be sufficient to achieve the benefits we expect.
We announced certain actions to streamline operations and reduce costs, including a number of implemented and pending facilities closures and other global organizational and process consolidations. As a result of these actions, we expect to realize annualized costs savings that exceed the costs to be incurred in taking these actions. If the economy or capital goods market worsens, the capital goods market does not improve, or our revenues are lower than our expectations, the efforts we have implemented may not achieve the benefits we expect.

We face risks with respect to our introduction of new products and services.
Our business strategy includes the introduction of new products and services. Some of these products or services may be introduced to compete with existing offerings of competing businesses, while others may target new and unproven markets. We must make substantial expenditures in order to introduce new products and services or to enter new markets. We cannot give any assurance that our introduction of new products or services or entry into new markets will be profitable or otherwise generate sufficient incremental revenues to recover the expenditures necessary to launch such initiatives. Such initiatives also may expose us to other types of regulation or liabilities than those to which our business is currently exposed.

We may face limitations on our ability to finance future acquisitions and integrate acquired businesses.
As with our recently announced acquisition of the OmniQuip business unit ("OmniQuip") of Textron Inc., we intend to continue our strategy of identifying and acquiring businesses with complementary products and services, which we believe will enhance our operations and profitability. We may pay for future acquisitions from internally generated funds, bank borrowings, public or private securities offerings, or some combination of these methods. However, we may not be able to find suitable businesses to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the money necessary to complete future acquisitions. In the event we are unable to complete future strategic acquisitions, we may not grow in accordance with our expectations.

In addition, we cannot guarantee that we will be able to successfully integrate the OmniQuip business, or any business we purchase into our existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and

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the management of the acquired companies, which could decrease the time that they have to service and attract customers and develop new products and services. Our inability to complete the integration of new businesses in a timely and orderly manner could have a material adverse effect on our results of operations and financial condition. In addition, because we may pursue acquisitions both in the United States and abroad and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

We are subject to currency fluctuations from our international sales.
Our products are sold in many countries around the world. Thus, a portion of our revenues is generated in foreign currencies, including principally the Euro, the British Pound Sterling , and the Australian Dollar, while costs incurred to generate those revenues are only partly incurred in the same currencies. Since our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. To reduce this currency exchange risk, we may buy protecting or offsetting positions (known as "hedges") in certain currencies to reduce the risk of adverse currency exchange movements. Currency fluctuations may impact our financial performance in the future.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.
We generate hazardous and non-hazardous wastes in the normal course of our manufacturing and service operations. As a result, we are subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and non-hazardous wastes. These laws and regulations also impose liability for the cost of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of, or exposure to, hazardous substances. In addition, our operations are subject to other laws and regulations relating to the protection of the environment and human health and safety, including those governing air emissions and water and wastewater discharges. Compliance with these environmental laws and regulations requires us to make expenditures.

Despite our compliance efforts, risk of environmental liability is part of the nature of our business. We cannot give any assurance that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, acquisitions or other future events may lead to additional compliance or other costs that could have a material adverse effect on our business.

We rely on key management and our ability to attract successor management personnel.
We rely on the management and leadership skills of our senior management team led by William M. Lasky, Chairman of the Board, President and Chief Executive Officer. Generally, these employees (including William M. Lasky) are not bound by employment or non-competition agreements. The loss of the services of William
M. Lasky or of other key personnel could have a significant, negative impact on our business. Similarly, any difficulty in attracting, assimilating and retaining other key management employees in the future could adversely affect our business.

Terrorists' actions have and could negatively impact the U. S. economy and the other markets in which we operate.
Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could further affect the markets in which we operate, our business, financial results and our expectations. There can be no assurance that terrorist attacks, or responses to such attacks from the United States, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere or to armed hostilities, which may further contribute to economic instability in the United States. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could impact our domestic or international revenues, our supply chain, our production capability and our ability to deliver our products and services to our customers.